UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 1-15659

Illinois Power Company

Incentive Savings Plan for

Employees Covered Under a Collective

Bargaining Agreement

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES,

DECEMBER 31, 2003 AND 2002

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	13

Schedule H, Line 4(j): – Schedule of Reportable Transactions	14

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	15

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Dynegy Inc. Benefit Plans Committee for

the Illinois Power Company Incentive Savings Plan for Employees

Covered Under a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of Illinois Power Company Incentive Savings Plan For Employees Covered Under a Collective Bargaining Agreement (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year), and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 16, 2004

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments:
Cash and temporary cash investments	$168	$203
Investments at fair value:
Plan interest in Master Trust	25,151,957	11,360,552
Registered investment companies	55,576,486	39,846,382
Common collective trust	15,096,151	14,234,209
Common stock	914,864	581,977
Preferred stock	26,704	15,375
Participant loans	3,019,967	3,045,517

Total investments	99,786,297	69,084,215

Receivables:
Due from broker for securities sold	15,213	8,268

Total receivables	15,213	8,268

TOTAL ASSETS	99,801,510	69,092,483

LIABILITIES:
Due to broker for securities purchased	13,364	44,001

TOTAL LIABILITIES	13,364	44,001

NET ASSETS AVAILABLE FOR BENEFITS	$99,788,146	$69,048,482

The accompanying notes are an integral part of the financial statements

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$5,869,433
Employer	1,872,340

Total contributions	7,741,773

Investment income:
Net appreciation in fair value of investments	25,208,246
Dividend and interest income	1,149,203
Interest on participant loans	219,823
Other income	7,626

Total investment income	26,584,898

TOTAL ADDITIONS	34,326,671

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	3,481,174
Administrative expenses	9,400

TOTAL DEDUCTIONS	3,490,574

INCREASE IN NET ASSETS BEFORE TRANSFERS	30,836,097

PLAN-TO-PLAN TRANSFERS, NET	(96,433)

NET INCREASE	30,739,664

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	69,048,482

End of year	$99,788,146

The accompanying notes are an integral part of the financial statements

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following description of the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement is sponsored and administered by Dynegy Inc. (the “Company”) for certain eligible employees of Illinois Power Company (“IP”) and Dynegy Midwest Generation, Inc. (“DMG”; IP and DMG are each referred to herein as the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a trustee. Effective January 1, 2002, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to Section 401(k) of the Internal Revenue Code (the “Code”) and to otherwise help participants prepare financially for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Participation

All employees of the Employer who are covered under a collective bargaining agreement are eligible to participate in the Plan other than (a) certain nonresident aliens, (b) leased employees, (c) employees who have waived participation in the Plan and (d) individuals who are deemed to be employees only under certain Treasury regulations. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Active participation ceases upon termination of employment with the Employer.

Plan Changes and Amendments

Effective October 1, 2003, the Plan was amended to provide for Employer matching contributions on a payroll period (rather than monthly) basis and to clarify the form of Employer contributions.

Effective January 1, 2003, the Plan was amended to comply with the final and temporary regulations under Section 401(a)(9) of the Code relating to required minimum distributions.

Effective January 1, 2002, the Plan was amended and restated. The Plan also changed recordkeepers and trustees from Fidelity Management Trust Company to Vanguard. As a result, the investment options offered to the Plan’s participants changed. In order to facilitate this transition, it was necessary to impose a “Quiet Period” as adopted in an amendment dated November 30, 2001. The Quiet Period commenced on December 20, 2001 (November 30, 2001 for hardship withdrawals) and ended on January 18, 2002.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their account each year.

Contributions

Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may also “roll-over” into the Plan amounts previously invested in another eligible retirement plan.

Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund in accordance with the procedures established by the Plan Administrator.

The Employer contributes a match each pay period to the Plan equal to 50% of the participant’s before-tax contributions that are not in excess of 6% of the participant’s “Compensation” (as defined in the Plan) for such pay period. In addition, for each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions and Compensation for the year. Employer matching contributions are made to the Dynegy Stock Fund (the “Stock Fund”) in the Dynegy Inc. Master Trust (the “Master Trust”) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 6 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability. The discretionary contribution is made to the Stock Fund and is allocated to participants as units in the Stock Fund. Dividends earned on these shares are also invested in the Stock Fund. No contributions were made under this arrangement for plan years 2003 and 2002.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Distributions

Distributions as provided for in the Plan are made to Plan participants or their beneficiaries upon the participant’s termination of employment or death. Former employees can choose to liquidate their accounts or to leave them in the Plan, except that an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance (excluding the portion thereof attributable to any rollover contributions) is not in excess of $5,000. Earnings will continue to accrue on undistributed accounts. Generally, distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant reaches age 70 1/2 or the calendar year in which the participant terminates employment. All distributions are made in one lump sum in the form of cash, except that a participant may elect to have the portion of his or her account invested in the Stock Fund distributed in shares of Dynegy Inc. common stock.

Forfeitures

Each participant is responsible for supplying the Company with a current address. In the case of a benefit payable on behalf of a participant, if the Plan Administrator is unable to locate the participant or beneficiary to whom such benefit is payable, upon the Plan Administrator’s determination thereof, such benefit shall be deemed a forfeiture and shall be used to reduce Employer matching contributions and/or to pay Plan administrative expenses.

The balance of forfeitures held by the Plan as of December 31, 2003, was $7,951. There were no forfeitures as of December 31, 2002.

Loans

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of (a) $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or (b) 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant’s account. The Trustee maintains a loan fund to hold the balances of participants’ loans.

Plan-to-Plan Transfers

Amounts are transferred to or from the Illinois Power Company Incentive Savings Plan as participants shift out of or into positions covered by a collective bargaining agreement. These transfers are shown on the Statement of Changes in Net Assets Available for Benefits as plan-to-plan transfers.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end. Purchases and sales of investments are recorded on a trade date basis.

The investments held in the Master Trust are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the market value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2003 and 2002, the Plan’s interest in the Master Trust was approximately 26%.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at the financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trust are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price		Fair value at December 31
		2003	2002
Plan interest in Master Trust	*	$25,151,957	$11,360,552
American Funds Group Fundamental Investors Fund		17,754,133	13,292,052
Vanguard Growth Equity Fund		25,024,559	17,666,305
Vanguard Retirement Savings Trust		15,096,151	14,234,209

*	Includes both participant-directed and non-participant directed amounts. See Note 6.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $25,208,246 during 2003 as follows:

Year ended December 31, 2003

Plan interest in Master Trust	$11,722,162
Registered investment companies	13,486,084

$25,208,246

4.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the Plan began participating in the Dynegy Inc. Master Trust, with other qualified retirement plans sponsored by Dynegy Inc., including the Illinois Power Company Incentive Savings Plan, Dynegy Inc. 401(k) Savings Plan and Extant Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2003	2002
Net assets:
Cash and temporary cash investments	$—	$859
Investments at fair value:
Employer securities	62,458,575	14,877,915
Common collective trust	4,145,428	3,555,454
Registered investment companies	30,549,303	24,565,869
Receivables:
Employer contributions receivable	214,625	478,617
Fund units receivable	199,367	8,055
Accrued expenses	(5,859)	(5,859)
Fund units payable	(19,192)	(22,145)

	$97,542,247	$43,458,765

Investment income for the Master Trust is as follows:

Year ended December 31, 2003
Investment income:
Net appreciation in fair value of investments:
Employer securities	$42,950,310
Registered investment companies	5,902,599

48,852,909
Dividends and interest	699,723

$49,552,632

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2003	2002
Net Assets:
Investments, at fair value:
Employer securities	$15,037,992	$3,497,615

Year ended December 31, 2003
Changes in Net Assets:
Contributions	$2,227,486
Net appreciation in fair value of investments	9,801,657
Loan repayments	167,182
Benefit payments	(379,282)
Loan withdrawals	(321,878)
Administrative expenses	(2,773)
Plan to plan transfers	(16,690)
Transfers from participant-directed investments, net	64,675

$11,540,377

7.	COMMITMENTS AND CONTINGENCIES

On July 24, 2002 the Plan Administrator received notification from the US Department of Labor (“DOL”), Employee Benefits Security Administration, of an investigation of the Plan under “ERISA” Section 504. The investigation relates to the Plan year ended December 31, 1998, and subsequent years. The Company continues to provide information as requested.

8.	SUBSEQUENT EVENTS

Effective January 1, 2004, the Plan was amended to provide that all eligible employees who are eligible to make before-tax contributions under the Plan and who have attained age 50 before the end of the Plan year shall be eligible to make Catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Catch-up contributions are not matched by Employer matching contributions.

Effective April 1, 2004, the Plan’s definition of Compensation applicable to after-tax contributions was amended to exclude bonuses, overtime, and commissions to be consistent with the definition of Compensation for other purposes under the Plan.

In February 2004, the Plan sponsor entered into a Stock Purchase Agreement with Ameren Corp. for the sale of Illinois Power Company. As a result, upon closing of the sale, which is expected to occur before the end of 2004, Illinois Power Company will no longer be a participating employer in the Plan. Dynegy Inc. will continue to administer and sponsor the Plan for the eligible employees of Dynegy Midwest Generation, Inc.

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353 PN: 006

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2003

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan Interest In Master Trust	Master Trust	$34,704,125	$25,151,957
*	American Funds EuroPacific Growth	Registered Investment Company	**	2,242,572
*	PIMCO Total Return Bond	Registered Investment Company	**	3,039,012
*	American Funds Group Fundamental Investors Fund	Registered Investment Company	**	17,754,133
*	Vanguard Capital Opportunity	Registered Investment Company	**	2,542,704
*	Vanguard Global Equity Fund	Registered Investment Company	**	200,760
*	Vanguard Growth Equity Fund	Registered Investment Company	**	25,024,559
*	Vanguard Total Stock Market Investment Fund	Registered Investment Company	**	3,910,619
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	15,096,151
*	Loan Fund	Various maturities and interest rates ranging from 5.00%-10.50%	**	3,019,967

Self-directed Brokerage Account:
*	VGI Brokerage Option	Vanguard brokerage option	**	1,803,863

	Total assets held for investment purposes			$99,786,297

*	A party-in-interest to the plan
**	Cost not required for participant directed investments

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353 PN: 006

Schedule H, Line 4(j):—Schedule of Reportable Transactions

For the year ended December 31, 2003

[a]	[b]	[c]	[d]	[g]	[h]	[i]
Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	* Vanguard Growth Equity Fund	2,114,545			2,114,545
The Vanguard Group	* Vanguard Growth Equity Fund		1,595,900	1,928,416	1,595,900	(332,516)
The Vanguard Group	* Vanguard Retirement Savings Trust	3,330,943			3,330,943
The Vanguard Group	* Vanguard Retirement Savings Trust		2,469,001	2,469,001	2,469,001	—
The Vanguard Group	* Dynegy Stock Fund	3,298,131			3,298,131
The Vanguard Group	* Dynegy Stock Fund		1,559,411	2,426,338	1,559,411	(866,927)

*	A party-in-interest to the Plan
Note:	Items (e) and (f) are not applicable.

SIGNATURE

Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Illinois Power Company Incentive Savings Plan For Employees Covered Under a Collective Bargaining Agreement

By:	/s/ Teresa L. Naylor
Teresa L. Naylor
Designated Member – Dynegy Inc.
Benefit Plans Committee

Date: June 28, 2004